EXHIBIT 17.1

Board of Directors

LitFunding Corp.

6375 South Pecos Road, Suite 217

Las Vegas, NV 89120

August 20, 2007

Gentlemen,

This document shall serve as formal notice of my resignation as Chief Executive Officer and Chairman of the Board of LitFunding Corp. and all of its subsidiaries as of August 30, 2007.

As time has progressed, as I have grown older (75 years old) I have kept you informed as to my progressively failing health.  I am now retiring due to that failing health which prevents me from functioning well.  Be assured that I have no disagreements with the company or its auditors.  But I can no longer continue as the day to day leader of this organization.

As you are aware, my contract, approved by the Board of Directors five years ago, expired as of September 5, 2006.  I have continued to work, without a contract, since then at your request.  I can no longer do that.

Sincerely,

/s/ Morton Reed, PhD

Morton Reed, PhD